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                                                                    EXHIBIT 99.2

NEWS RELEASE

For further information contact:

Dailey J. Berard                                        Pete Roman
Chief Executive Officer                                 Chief Financial Officer
(318) 367-8291                                          (318) 373-5506

FOR IMMEDIATE RELEASE
MONDAY, July 27, 1998

New Iberia, Louisiana - UNIFAB International, Inc. (NASDAQ-UFAB) announced today that it has completed its acquisition of Allen Tank, Inc. (Allen Tank). The purchase price was 819,000 shares of UNIFAB International, Inc. common stock plus $1.2 million in cash and notes. From its main operating facility in New Iberia, Louisiana, Allen Tank designs and manufactures specialized process systems, such as oil and gas separation systems, gas dehydration and treatment systems, and oil dehydration and desalting systems, and other production equipment related to the development and production of oil and gas reserves. Allen Tank also provides a full complement of engineering and field commissioning services related to production systems. The acquisition will be accounted for as a pooling of interests. Allen Tank will operate as a wholly-owned subsidiary of UNIFAB International, Inc.

"Allen Tank is a recognized leader throughout the industry for quality products and expert craftsmanship," said Dailey J. Berard, President, Chairman and CEO. "The combination of Allen Tank with UNIFAB allows us to offer a greater range of services to our customers, including complete topside facilities. Allen Tank is a certified ISO 9001 company and currently employs over one hundred fifty personnel, including skilled craftsmen, designers and engineers. In addition we have acquired seasoned management experience and complementary industry expertise which will help us manage the growth plans we have undertaken. We expect to integrate the two companies, increase our overall capabilities, better handle fluctuations in the business and grow into our deep water facility in Lake Charles effectively and efficiently. The capabilities of the combined companies are very exciting. We also expect to be able to realize cost benefits from the synergy of combining Allen Tank's operations with UNIFAB's. With this acquisition UNIFAB's annual revenues will exceed $100 million and we expect continued growth as oil and gas prices stabilize."

The four founders of Allen Tank, each a degreed mechanical engineer, will remain with the Company. Mr. Vince Cuevas has been appointed President of Allen Tank. Mr. Cuevas has 27 years experience in the industry, most recently as Vice President of Operations with Allen Tank, prior to which he served various capacities with Natco, including Regional Sales and Marketing Manager. Mr. Gil Weisberger, Vice President Engineering, has 22 years of experience in the industry. Prior to joining Allen Tank, Mr. Weisberger served as Chief Engineer of Southern Operations for Natco. Mr. Walt Hampton, Vice President of Sales, has 27 years experience. Mr. Hampton was formerly with Natco as Regional Sales and Marketing Manager, as well as other capacities. Mr. Allen C. Porter, Jr, has accepted the position of Special Consultant to the President. Mr. Porter, with over 38 years industry experience, served as President of Allen Tank. Mr. Porter's experience prior to the formation of Allen Tank includes serving as Production and Gas Engineer for Gulf Oil Corporation and various positions for Natco including Vice President Southern Region.

Allen Tank recognized revenue, operating profit, and pretax income of $40.6 million, $6.6 million, and $1.8 million, respectively, for the 52-week period ended December 27, 1997 and $18.0 million, $4.4 million, and $2.3

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million, respectively, for the 24-week period ended June 13, 1998.

UNIFAB also announced the acquisition of LATOKA USA, Inc. for approximately 79,000 shares of UNIFAB International, Inc. Common Stock. LATOKA USA, Inc., through a wholly owned subsidiary, LATOKA Engineering, Ltd., headquartered in London, England, provides engineering and project management services mainly in Europe and the Middle East. LATOKA Engineering, Ltd. Had revenues of $4.0 million and pre tax loss of $0.5 million for the year ended December 31, 1997.

UNIFAB International, Inc. is an industry leader in the custom fabrication of decks, equipment modules and other structures used in the development and production of offshore oil and gas reserves. The Company also refurbishes and retrofits existing jackets and decks and performs offshore piping hookup and platform maintenance services. Through a wholly owned subsidiary, PIM, LLC, UNIFAB provides industrial maintenance services and, at its 60 acre fabrication facility located twelve miles south of Lake Charles, Louisiana, provides repair, refurbishment and conversion services for oil and gas drilling rigs. Dailey J. Berard serves on the Louisiana Workforce Commission and other task forces that are working to improve the training and education of the workforce of Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and Allen Tank and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB and Allen Tank, availability of skilled employees, and UNIFAB's ability to integrate and manage the acquired business. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.